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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2
 (Amendment No. )*

Bio-Imaging Technologies, Inc.
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

09056N103
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(CUSIP Number)

January 7, 2009
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[  ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMD control number.

SEC 1745 (3-06)

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CUSIP No. 09056N103
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1	Names of Reporting Persons

Healthinvest Partners AB
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2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
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3	SEC Use Only
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4	Citizenship or Place of Organization

Sweden
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Number of	5	Sole Voting Power 766,425
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Shares

Beneficially	6	Shared Voting Power 0
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Owned by

Each	7	Sole Dispositive Power 766,425
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Reporting

Person With:	8	Shared Dispositive Power 0
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9	Aggregate Amount Beneficially Owned by Each Reporting Person

766,425
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10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

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11	Percent of Class Represented by Amount in Row (9)

5.3%
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12	Type of Reporting Person (See Instructions)

IA, HC
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CUSIP No. 09056N103
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1	Names of Reporting Persons

HealthInvest Global Long/Short Fund
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2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]
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3	SEC Use Only
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4	Citizenship or Place of Organization

Sweden
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Number of	5	Sole Voting Power 0
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Shares

Beneficially	6	Shared Voting Power 597,806
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Owned by

Each	7	Sole Dispositive Power 0
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Reporting

Person With:	8	Shared Dispositive Power 597,806
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9	Aggregate Amount Beneficially Owned by Each Reporting Person

597,806
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10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------------------------------------------------------------------------------
11	Percent of Class Represented by Amount in Row (9)

4.2%
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12	Type of Reporting Person (See Instructions)

OO
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CUSIP No. 09056N103
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1	Names of Reporting Persons

HealthInvest Value Fund
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2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]
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3	SEC Use Only
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4	Citizenship or Place of Organization

Sweden
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Number of	5	Sole Voting Power 0
----------------------------------------------------------------------------------------------------------------------------------------------------
Shares

Beneficially	6	Shared Voting Power 168,619
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Owned by

Each	7	Sole Dispositive Power 0
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Reporting

Person With:	8	Shared Dispositive Power 168,619
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9	Aggregate Amount Beneficially Owned by Each Reporting Person

168,619
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10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------------------------------------------------------------------------------
11	Percent of Class Represented by Amount in Row (9)

1.2%
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12	Type of Reporting Person (See Instructions)

OO
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This Schedule 13G is being filed to reflect a change to passive investment status and not to report a change in beneficial ownership.

Item 1(a).	Name of Issuer:
Bio-Imaging Technologies, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:
826 Newtown-Yardley Road
Newtown, Pennsylvania 18940-1721

Item 2(a).	Name of Person Filing:
Healthinvest Partners AB, HeathInvest Global Long/Short Fund, and HealthInvest Value Fund.

Healthinvest Partners AB is the investment advisor and control person of HealthInvest Global Long/Short Fund and HealthInvest Value Fund, both of which are security holders of the issuer.  HealthInvest Global Long/Short Fund and HealthInvest Value Fund are specialty funds organized pursuant to the Swedish Investment Funds Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
Arsenalsgatan 4
SE-111 47 Stockholm
Sweden

Item 2(c).	Citizenship:
See the response(s) to Item 4 on the attached cover page(s).

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
09056N103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership.

(a) Amount Beneficially owned:
See the response(s) to Item 9 on the attached cover page(s).

(b) Percent of Class:

See the response(s) to Item 11 on the attached cover page(s), which was determined by dividing the number of shares beneficially held by the Reporting Person by 14,341,403, the number of shares of common stock issued and outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2008.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
See the response(s) to Item 5 on the attached cover page(s).

(ii) Shared power to vote or to direct the vote:
See the response(s) to Item 6 on the attached cover page(s).

(iii) Sole power to dispose or to direct the disposition of:
See the response(s) to Item 7 on the attached cover page(s).

(iv) Shared power to dispose or to direct the disposition of:
See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	January 9, 2009
HEALTHINVEST PARTNERS AB

By: /s/ ANDERS HALLBERG

Name: Anders Hallberg
Title: Managing Director and CEO

HEALTHINVEST GLOBAL LONG/SHORT FUND

By: /s/ ANDERS HALLBERG

Name: Anders Hallberg
Title: CEO of Managing Company

HEALTHINVEST VALUE FUND

By: /s/ ANDERS HALLBERG

Name: Anders Hallberg
Title: CEO of Managing Company